90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 22, 2021

VIA: ELECTRONIC MAIL

Mr. Gary Guttenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation Registration Statement on Form S-1 CIK No. 0001867066

Dear Mr. Guttenberg:

On behalf of Journey Medical Corporation, a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated October 18, 2021, relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on October 5, 2021.

The Company is concurrently publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Use of Non-GAAP Measures, page 63

Comment 1:

We note that you have excluded R&D license acquisition costs in the amount of $10 million to arrive at Non-GAAP Adjusted EBITDA.  Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for this adjustment.  In this regard, you state on page 70, for example, that an important part of your growth strategy is to identify new business development opportunities, including development stage and commercial drugs that you may acquire from other pharmaceutical companies.

Response:

In response to the Staff’s comment, the Company has removed from its calculation of Non-GAAP Adjusted EBITDA the exclusion of R&D license acquisition costs, and instead added footnote 1 on page 64, noting that the Non-GAAP adjusted EBITDA includes the $10.0 million related to the acquisition of the Company's R&D license.

October 22, 2021

Comment 2:

Please clarify for us in greater detail the COVID-19 sales force savings Non-GAAP adjustment of $1,426 and the related description.

Response:

In response to the Staff’s comment, the Company has added footnote 2 on page 64 regarding the adjustment for COVID-19 sales force savings. Specifically, the Company has noted that for the period ending June 30, 2020, the Company did not incur costs related to its field sales force, as a result of subsidies received by the professional employer organization that furnishes the sales force, resulting in a one-time non-recurring savings. As such, no savings were incurred in either calendar year 2019 or for the six months ended June 30, 2021.

Accutane Agreement, page 75

Comment 3:

We note that you entered into a license and supply agreement for Accutane® with a third party.  Please identify the third party or tell us why this information is not material.

Response:

In response to the Staff’s comment, the Company has identified Dr. Reddy’s Laboratories Ltd. as the Accutane licensor on page 78, F-37, and on page II-3. In addition, the Company is no longer redacting the licensor’s name in Exhibit 10.7.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath

cc:           Claude Maraoui, President and CEO

     Journey Medical Corporation

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

     McGuireWoods LLP